

NAIA

2019 Report

Dear investors,

The year for Naia was dominated by our construction of the facility expansion, which is slated for completion in June 2020. Although there were no real cost overruns, it's been a period of external events conspiring against our completion time - from the deadly Northern California fires to the COVID-19 pandemic - as we were originally scheduling June 2019 to be our end date. We thank everyone for your patience. This next year is a critical year for everyone. We are encouraged by the resilience that Naia has shown in the face of the 2002 and 2008 recessions and our past experience had us pivot earlier than many of our competitors. We are cautiously confident that between our pivot, our agility, and our team Naia can handle the post-pandemic era.

We need your help!

Our Home Cranked organic ice cream mix was seemingly custom-designed for a world that is stuck at home. Please watch for our marketing campaign and help spread the word on Home Cranked! We also have taken the wraps of our latest project, Bar Gelato made with zero grams of added sugar. Unlike other products on the market, this one has no weird aftertaste and is made with a natural sweetener.

Sincerely,

Chris Tan
CEO and Co-Founder

Trevor Morris
VP Operations and Co-founder

Our Mission

We are here to leverage the success we have had with our products in Northern California and grow our company to a national level and beyond. Given the success of our flavors there's no reason why Naia's products should not be in every major retailer.

See our full profile

How did we do this year?

Report Card

B-

The Good

- Steady progress on the facility expansion project without any real cost overruns.
- Continued to hire good people amidst record low unemployment at the time.
- Launch of new products in our Bar Gelato line.

The Bad

- Construction took nearly one year longer than expected due to delays in part from the regional wildfire disasters.
- New products for our distribution team took some time to gain sales momentum.
- Delays in production delayed significant reduction in COGS, and in some cases increased COGS.

2019 At a Glance

January 1 to December 31

$1,801,050 [24%]
Revenue

-$708,971
Net Loss

$894,412 +93%
Short Term Debt

$0
Raised in 2017

$25,272
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sixteen years ago, we opened a scoop shop in Downtown Berkeley to bring great tasting gelato with simple, real ingredients to Northern CA. Now we sell gelato tubs and Bar Gelato, our signature "gelato on a stick," in 250+ retailers across Northern CA. We were named one of the San Francisco Business Times' fastest-growing businesses five years in a row, and with the capital to update and expand our creamery, we're primed to break into the national market.

We are here to leverage the success we have had with our products in Northern California and grow our company to a national level and beyond. Given the success of our flavors there's no reason why Naia's products should not be in every major retailer.

Milestones

Naia, Inc. was incorporated in the State of California in January 2013.

Since then, we have:

- Sold in 250+ Northern California stores.

- 51% profit margin for branded products.

- 18 years in operation.
- Named in the San Francisco Business Times' fastest-growing private company list each year from 2013-2017.
- Won three national awards for coffee, pistachio, and burnt caramel flavors.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,801,050 compared to the year ended December 31, 2018, when the Company had revenues of $2,368,688. Our gross margin was 28.86% in fiscal year 2019, compared to 38.46% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,534,206, including $25,272 in cash. As of December 31, 2018, the Company had $2,099,488 in total assets, including $11,376 in cash.
- *Net Loss.* The Company has had net losses of $708,971 and net losses of $465,734 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $4,890,394 for the fiscal year ended December 31, 2019 and $2,276,163 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,654,154 in debt and $352,500 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise capital within 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Naia, Inc. cash in hand is $25,272, as of December 2019. Over the last three months, revenues have averaged $150,088/month, cost of goods sold has averaged $106,778/month, and operational expenses have averaged $87,987/month, for an average burn rate of $44,677 per month. Our intent is to be profitable in 12 months.

As with many businesses, Naia is materially affected, since the date that our financials cover, by the global COVID-19 pandemic and its subsequent effects, including but not limited to: shutdown of approximately fifty accounts such as schools, corporate campuses, and entertainment venues, supply chain and finished product distribution friction, and increased company awareness and vigilance for COVID-19 in the workplace.

The microeconomic and macroeconomic effects of the pandemic are larger than the seasonal changes of business for consumer ice cream, gelato, and novelties.

We do have additional lines of business post-pandemic that we expect to reach at least 15% growth of revenue. Expenses are also expected to reach at least inline with last year given the additional COVID-19 employee protections that we put in place.

SBA Disaster Relief loans are additional sources of capital on which we we rely on this year.

Net Margin: -39% **Gross Margin: 29%** **Return on Assets: -28%** **Earnings per Share: -$627.96**

Revenue per Employee: $85,764 **Cash to Assets: 1%** **Revenue to Receivables: 2,239%** **Debt Ratio: 193%**

Naia_Finanical_Statements__2019_.pdf

Naia_Auditor_s_Report-Final.pdf

Prepared_Financial_Statements_-_Naia_FY18.pdf

We ❤ Our 302 Investors

Thank You For Believing In Us

Leandro Margulis
Mk Anderson
Theodore Cerri
John Price
Stephen Mathai
Etienne Maugain
Maria Lasam
Emmie Tran
Richard Bing-Wo
Jordan Johnson
Eric Brook
Johnfifteenthirteen Aune
Harvindar Singh
Sheldon Shi
Nona Lim
Rashad Jamar Turner
John Danesi
Marek Vrba
Jean Alonso
Xiulan Li
Florence Weber-Javers
Jonathan Zingman
George Alan Ledingham
Jerry Lee Culliton
David Cargill
Allyson Benas
Faisal Almutlaq
Michelle Tseng
Euwan Tan
Richard Campbell
Carmen N Alexander
Adarsh Viswanathan
Merril Gilbert
Cenobio Hernandez
Andrzej Olszowka
Esteban Aristizabal
Troy Curtiss
Jeremy Benson
Bradford Chan
Etienne Jacques
James William Stitt
Terrilyn Woodfin
Don Henry Robinson
Jonathan Wallace
Julian E. Metcalf
Andrew Coppola
Bryian Tan
Jonathan Herrera
Brad Hines
David Fox
Craig Vom Lehn
Mortgage Capital Develo...
Janet Dedmon
Thomas Lo
Jemerson Diaz
Mary Lemmer
Michael Recchiuti
Michael Petrov
Robert Brandon Sokol
Kim Kuharic
Rainer Filthaut
Clyde Martin
Sarah Gleave
Zhanyou Qin
Karen Ferguson
Carlos And Davina Gazulla
David Stockwell
Martin Kulas
Kenneth Fajotina
Charles Lo
Kevin Kee
Art Wong
Gregory Wei
Nathan Wendel
Nick Moudakis
Xiaodai Dong
Leon Dusoe
Frederick Lee
H. Wyatt Hanna, III
David Lowe-Rogstad
Carmen Cook
Jane Stuart
Rob Burke
Robert Brewer
Kent Ho
Catrina Sun-Tan
Dr Juanita
Edgar Lambert
Shawn Carbonell
Ed Rivera
Evan J SEGAL
Tom Lix
Carmon Reynolds
Franz Villa
Chase Bank
Tracey Raditz
Justine Sylvia Heritage
Ali Price
Christine Su
Leigh Honeywell
Bryan Fisher
Brandon Hellenbrand
Daniel Wong
Jasmine Baik
David Williams
Nick Tan
Daniel Clay
Will Low
David Paranchych
Dr R R Rajamohan Medic...
Mike Michielin
Ehren Van Melle
Ryan Jones
Sean McLean
Phil Dutton
Russell Mains
Cynthia Yarnold
Elia Robles
Christine Pepin
Carlyle W. Carroll
Steve Gunasingh
Roshan Joshi
Thampy Kurian
Ashley Cook
Wendy Brace
Shane Larkin
Jim Von Eiff
Bill Frainier
Geoffrey Card
Valerie Tan
David D. Sproul, Sr.
David Benjamin
Raymond Wu
Carlos J Abad
Michael McLaughlin
Nico Tuason
Patchara Charoensiri
California Bank & Trust
Ray Dethloff
Stelanie Lu Vetta Marshall
Senthil Subramanian
Josie Wismar
Reese Edwards
Kyle Thompson
Carolyn Pounds
Jonny Sefik
Morris Gelman
Kyle Drake
Kenneth Campbell
Calvin Au
Bala Marar
Peter H Lee
Stephen Head
Mahesh Sethuraman
Joe Brooker
Melvin Kestner
Charles Eck
Sandra Ohran
Michael Bush
Minh Tsai
Frank Golbeck
Edwin AQUINO
Troy Woloshyn
Julie Mazman
Kyamran Aliyev
Mark Benz
Julie Ann Guerrero
Jimmie Peter Richardson
T. Denise Stewart
Michael Hannigan
Paul Hendry
Blair Abee
Irwin KE
Brian Manley
Jason Cheng
Henrique De Castro Lacer...
Amy Cortese
Sandy Chen
Lyle Notice
Mariese Heitkamp
TMC Development Corp
Jereme Barba Tonsorial ...
Trasey Green
Baron Huntington
Sally Jia
Paul Walker
Alberto BarJim
Helena Li
Yew Hai Derrick Ong
Ryan Daley
John Mark Quinn
Gloria Su
Susan Lee
Meenakshi Sundara Santh...
Keith Arnold
Dave Whitaker
Marius Pop
Peter Chan
Mitchell Trott
Bruce D Armstrong, DVM
Samiran P. Lakshman
Lance Winters
Rad Zdero
John Carlo Macasil
Reza Tanha
Richard Dobie
Elizabeth Margaret Price
Jonathan Swetzoff
Apryl Gibson
Zayed Almansoori
Jesse M Micander
Kwame Rivera
Marissa Nanowsky
Henry Hieslmair
Tyler Heibeck
Jonny Price
Arno Hesse
Charles Winson
Phil Weiner
Matthew Stroia
Kelsey Moreira
Chun Hui Yang
Kris Finnestad
OBDC Small Business Fin...
Aziz Punjani
Toby Vanderbeek
Massamba Sarr
Cutter Jacobson
Betsy Beros
David Tessler
Kristin Hull
Reno Wilson
Timothy J Reiterman
Mohammed S Rais
Randal Reinhardt
Dennis Morier
Russell Schwartz
Tony Weber
Doug Scott
Bo Gleave-Tan
Travis Stone
Brenda Lau
Rick James
Monica Gaw
Jesse Porter
Diane Wilder
Kai Kin Yam
Qingci Cai
Tiffany Michaluk
Craig Lukie
Tony Deblauwe
Serene Ong
Agnieszka Gugala
Michael DEGALA
Saurabh Jalori
Antony T Curtis
Heidi Buhrman
C Quinn
Jacqueline Hoang
Blake Poreda
Lisa Q. Fetterman
Pate McKissack
Clifford Abraham
Hillary Bush
Delanta Harrison
Joellen Lin
Wells Fargo Bank, NA
Prabhu Balasubramanian
Brooke Livingston Bedell
Suresh Goel
Andrew Bushnell
Bryan Locascio
Halton Lin
Terry McKnight
Zaheer A Zaidi
David Vrba
Joe Newman
Yuhang Qin
Rahul Vemulapally
Christopher Pelzel
John Smee
Mike Joyce
Sai Gleave-Tan
Trevor Pomedli
Barry Saxifrage
Jane Metcalfe
Natalie Tan
Jonah Matteo Nagelberg
Kwan Sang Fung
Michael Stanley Deutscher
Leah Young
Ariel Bobbett
Vera Ziegler
Jason Gerlach
Midhat Qidwai
Robert Walker
Adam Fishback
Earendil Engelmann
Steve Gee
Darryl Rodgers
Gregory S Lewis
Jiwon Moon

Thank You!

From the Naia Team



Chris Tan
CEO and Co-Founder



Trevor Morris
VP Operations and Co-founder



Craig Nisbet
Sales Manager
28+ years in distribution and sales management at Loacker's cookies and other ice cream companies.



Ray Williams
Distribution Manager
20+ years in distribution and ops management at Coca-Cola, Foster Farms Dairy, and Markstein Sales.



Danny Rynning
Catering Manager
13+ years with Naia at nearly every position in the company.



Elsa Vasquez
Accounting Manager
25+ years of experience with startup and enterprise accounting.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Tan	CEO @ Naia, Inc.	2013
Bobby Lee	Anesthesiologist @ St Paul Hospital	2013
Rick Reynolds	Contractor @ Retired	2013

Officers

OFFICER	TITLE	JOINED
Trevor Morris	Vice-President Operations	2013
Chris Tan	President CEO	2013
Bobby Lee	CFO	2013
Rick Reynolds	Secretary	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Tan	1,880,000 Common Stock	55.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2015	$70,000	Common Stock	Section 4(a)(2)
02/2016	$100,000	Common Stock	Section 4(a)(2)
01/2017	$57,500	Common Stock	Section 4(a)(2)
02/2017	$30,000	Common Stock	Section 4(a)(2)
03/2017	$45,000	Common Stock	Section 4(a)(2)
01/2018	$25,000	Common Stock	Section 4(a)(2)
03/2018	$25,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CU
VCC-Hercules, LLC	04/26/2004	$35,000	$526	7.0%	05/26/2024	Ye
Mortgage Capital Development Corporation	01/12/2005	$259,000		4.92%	01/01/2025	Ye
California Bank & Trust	10/31/2013	$357,140		%	01/01/2025	Ye
OBDC Small Business Finance	12/13/2013	$150,000		7.25%	12/13/2023	Ye
Pittsburg Frozen LLC	01/26/2015	$250,000	$229,701	6.25%	01/26/2022	Ye
TMC Development Corp	03/01/2016	$50,000	$29,942	8.0%	01/01/2021	Ye
S.A. Lone Star Truck & Equipment Inc.	03/05/2016	$48,400	$28,697	7.0%	05/05/2021	Ye
Var Technology Finance	06/14/2016	$7,451	$3,244	7.1%	06/14/2019	Ye
Hitachi Capital America Corp.	09/24/2016	$64,128	$43,060	6.7%	08/01/2021	Ye
Advantage Funding	12/13/2016	$20,864	$16,754	12.6%	12/31/2021	Ye
First Bank	09/20/2018	$1,898,000	$1,898,000	7.25%	05/20/2043	Ye
		$275,000		5.0%	03/10/2018	
Clover Dairy Farms		$239,171		%		

Related Party Transactions

Name	Richard Reynolds
Amount Invested	$11,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Officer

Name	Pittsburg Frozen LLC
Amount Invested	$250,000
Transaction type	Loan
Issued	01/26/2015
Outstanding principal plus interest	$229,700 as of 06/2018
Interest	6.25 per annum
Maturity	01/26/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Managed by wife of Director Christopher Tan

Name	Leonard Tan
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/20/2018
Relationship	Father of Director, Christopher Tan

Name	ANFB Holdings
Amount Invested	$121,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Share management with Director (Bobby Lee)

Name	ANFB Holdings, Inc.
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/01/2018
Relationship	Share management with Director, Bobby Lee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Safe	1,070,000	626,205	No
Preferred Series A	4,000,000	500,000	Yes
Common Stock	20,000,000	3,312,777	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	11,111
Options:	57,500

Risks

The operations of the Company are reliant on production equipment, which can be costly to maintain and replace. Unpredicted equipment failure could lead to increased operating costs and a delay in production. Increased costs and delays in production could damage the Company from both a financial and reputation perspective.

The Company has key distribution relationships with several retailers, including Whole Foods, Safeway, and Mollie Stone's. Any interruption in these relationships could have material negative impact on our ability to sell our product, as well as generate revenue for our business. The Company has key distribution relationships with several suppliers, including Clover Farms. Any interruption in these relationships could have material negative impact on our ability to sell product, as well as generate revenue for our business.

The Company faces competition with respect to our key products that we seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, development and human resources and superior expertise in our industry. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring talent. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will generate meaningful additional revenues.

The Company is using the majority of the proceeds from this offering to secure a loan with the SBA. Should the company not be able to secure the SBA loan, it's growth and revenues may be impacted.

The Company has significant outstanding debts with multiple lenders, which could put the Company in a financially unstable condition. Furthermore, the Company is not prohibited from taking on further debts, which may impact it's ability to grow and generate revues moving forward.

Forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to:

. use of unaudited financial statements; . reliance on projections that may not be realized; . restrictions in the transferability of shares; . continued control of Naia by management and dependence on their operation of Naia; . potentially not raising sufficient capital now or in the future; . incurring losses; . dependence on certain employees; . uncertainty as to the availability and terms of future financing; . a loss or reduction of one or more key customers could adversely impact sales; . Naia's dependency on distributors; . Naia's dependency on suppliers; . Naia's dependency on retailers; . Naia's being subject to extensive regulation by governmental authorities; . product distribution and product sales; . detrimental general economic conditions; . competition; . instability of costs; . ability of suppliers; and . dilution through future issuance of equity.

The Company is very dependent on its founding team. If anything catastrophic were to happen to them, the future of the company may be compromised. Two of the officers in the company (Bobby Lee and Rick Reynolds) are part-time officers, which could hurt business operations more than if they were dedicated to the Company full time.

Naia may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, Naia may never undergo a liquidity event such as a sale of Naia or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to Naia's assets or profits and have no voting rights or ability to direct Naia or its actions.

Unless specifically required by law, the company does not assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

These factors should be carefully considered and undue reliance should not be placed on forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, the company cannot ensure that actual results will not be materially different than those expressed or implied by these forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties. Such risks include but are not limited to: the impact of general economic conditions, market volatility, fluctuation in costs, and changes to the competitive environment.

The materials in this offering contain forward looking statements, which can be identified by the use of forward-looking terminology, such as but not limited to "may", "intend", "will", "anticipate", "estimate", "seek", or "continue" or the negative thereof or other variations thereon or comparable terminology. In particular, any statements, expressed or implied, concerning trends, future operating results, growth, performance, business prospects and opportunities or the ability to generate revenues, income or cash flow are forward-looking statements. These statements reflect management's current beliefs, including beliefs as to future financial and operating results, and they are based on information currently available to management.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Naia, Inc.

- California Corporation
- Organized January 2013
- 21 employees

736 Alfred Nobel Drive
Hercules CA 94547

http://gelaterianaia.com

Business Description

Refer to the Naia profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Naia is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/naia/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*